UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 1, 2011

Commission File Number: 333-146371

ARCELORMITTAL

(Translation of registrant’s name into English)

19 Avenue de la Liberté

L-2930 Luxembourg

Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 11, 2011, ArcelorMittal announced that it is reporting the results of its mining operations as a separate segment as from January 1, 2011. The segment change has been undertaken in order to reflect changes in the Company’s approach to managing its mining operations, as required by IFRS.

Exhibit 99.1 hereto contains the information required by Item 4 of the Annual Report on Form 20-F for the three years ended December 31, 2010, retrospectively adjusted for the changes in the composition of the reportable segments. Exhibit 99.2 hereto contains the information required by Item 5 of the Annual Report on Form 20-F for the three years ended December 31, 2010, retrospectively adjusted for the changes in the composition of the reportable segments. The information in these exhibits should be read together with the other information contained in ArcelorMittal’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2011. Exhibit 99.3 contains the ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2010, retrospectively adjusted for the changes in the composition of the reportable segments.

The above-referenced exhibits are incorporated by reference into this report on Form 6-K. Capitalized terms used in this report on Form 6-K (and the exhibits) have the respective meanings ascribed to them in ArcelorMittal’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2011.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Information required by Item 4 of the Annual Report on Form 20-F for the year ended December 31, 2010, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibit 99.2	Information required by Item 5 of the Annual Report on Form 20-F for the year ended December 31, 2010, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibit 99.3	ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2010, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibit 99.4	Consent of Deloitte S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2011

By:	/s/ HENK SCHEFFER
Name:	Henk Scheffer
Title:	Company Secretary

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